December 27, 2006

Fred T. Angelopoulos
Chief Executive Officer
PureDepth, Inc.
255 Shoreline Drive, Suite 610
Redwood City, California 94065

> **Re: PureDepth, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 1, 2006**
> **File No. 333-134571**

Dear Mr. Angelopoulos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that you intend your registration statement to cover the resale of securities that are being offered by affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under that rule, "equity securities" offered by or on behalf of the registrant cannot be sold as an "at the market offering" unless the offering comes within paragraph (a)(1)(x) of Rule 415. Your offering does not appear to meet that requirement. As such:

- Please revise your registration statement to price the common stock offered for resale by affiliates and disclose that those parties will conduct their offering at the fixed price for the duration of their offering. The prospectus should make clear that those persons are underwriters of the securities they are offering; and

- Because the offering of the shares of common stock underlying the warrants may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement related to the offering of those shares until the selling shareholders have acquired those shares. At that time, you may register the resale transaction if the offering is registered on a form on which you are eligible to register the transaction as a primary offering, the investors are identified as selling shareholders and as underwriters and you include the price at which the underwriters will sell the securities.

License of Intellectual Property from the BASS Group, page 24

2.	Please tell us how the payments due to the BASS Group for the right to use the intellectual property are reflected in the financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 31

3.	Please identify the natural persons who beneficially own the shares held by each of the entities named in your principal stockholders table.

Selling Stockholders, page 36

4.	In accordance with Item 507 of Regulation S-B, please indicate the amount and (if one percent or more) the percentage of the class to be owned by each selling stockholder after the offering is complete.

5.	Please identify the natural person(s) with voting or investment power over the shares held by each selling stockholder.

6.	Please tell us whether any selling securityholder is a broker-dealer or an affiliate of a broker-dealer. If a selling securityholder is a broker-dealer, it must be identified as an underwriter with respect to the securities that it is offering for resale unless those securities were received as compensation for underwriting activities. If a selling securityholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the securities it is offering for resale unless that selling securityholder is able to make the following representations in the prospectus:

	- the seller purchased in the ordinary course of business; and

- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Financial Statements

General

7.   Please revise to remove the prior audit report dated May 30, 2006 that disclaimed an opinion on the financial statements from inception since this could be confusing to investors. In addition, remove the paragraph that references this audit report from the updated audit report dated October 9, 2006.

8.   Please update the financial statements as required by Item 310(g) of Regulation S-B.

9.   Please include updated accountants' consents with any amendment to the filing.

Consolidated Statements Of Operations, page F-3

10.   Please revise to disclose the inception to date period on the consolidated statements of operations on page F-3.

Note 1 – The Company – Description of Business, page F-7

11.   Please revise to remove the discussion of the substantial differences between accounting principles generally accepted in New Zealand and accounting principles generally accepted in the United States, including the discussion that management prepared adjustments they believe necessary to conform to accounting principles generally accepted in the United States. Your disclosure should clearly indicate that these financial are prepared in accordance with U.S. GAAP.

Note 1 - Revenue Recognition, page F-8

12.   Please tell us why grant receipts are included in other income (expense) rather than income (loss) from operations. The specific nature of the significant amounts of deferred revenue at October 31, 2006 and the related accounting treatment should also be disclosed in the updated financial statements.

Note 1 - Intellectual Property, page F-9

Note 4 – Intellectual Property, page F-14

13.   Please revise your accounting policy to clearly indicate the accounting treatment
        for each of the amounts included in Intellectual Property and to indicate how this
        complies with GAAP. Clarify how these assets, including the patents, were
        acquired and whether they were internally developed or were acquired from
        external parties. If these were acquired from related entities or affiliates please
        tell us how they were recorded (e.g. at historical or predecessor cost). Clarify the
        basis for capitalizing legal fees and maintenance costs. In addition, clearly
        disclose the components of other acquired intangibles and the related amortization
        term and indicate the basis for capitalizing these amounts.

14.   Provide your SFAS 144 analysis that indicates that there was no impairment in
        the intellectual property amounts at the end of the most recent year.

Note 1 – Reclassifications, page F-12

15.   Please revise to provide specific disclosure for each of the significant
        reclassification adjustments included in the table on page F-12. In addition,
        please tell us why these do not represent the correction of an error that should be
        reported in accordance with APB 30 and SFAS 154.

Note 2 – Company Restructuring, page F-13

16.   Please revise to clarify the accounting for each of the restructuring transactions
        included in Note 2 and clarify your reference to pooling of interests accounting
        treatment since this is no longer allowed under SFAS 141.

Note 5 – Related Party Transactions, pages F-15 and F-22

17.   The footnotes should include a discussion of the accounting for the issuance of
        shares in exchange for extinguishment of related party notes payable, including
        the accounting for forgiven accrued interest.

Note 7 - Stockholders' Equity, page F-16

18.   Please revise to disclose the accounting for each of the issuances of options and
        warrants during the periods. For example, the accounting for the options and
        warrants discussed on pages 3 and 30 should be clearly disclosed, including a
        discussion of the estimated fair value at the date of issuance, how this was
        determined and the compensation recorded from these issuances. The footnotes

should clearly indicate the amount of non-cash compensation recorded in the financial statements (on page F-6) and how this amount was determined.

Note 9 – Other Income, page F-21

19.   You state that you sold hardware products on a wholesale basis for $4.9 million. Please tell us about the type of products you sold, the significant terms associated with this sale and whether this was to an affiliate or related party. Clarify where the cost of goods sold related to these products is reflected in the financial statements. In addition, tell us where the inventory was reflected in the financial statements prior to the sale. Please tell us why you have included this amount in other income rather than income from operations. Clarify whether you have any additional obligations related to this sale or if there are any return or refund rights or warranties and how this was considered in the amounts recorded to other income.

Note 12 – Going Concern, page F-22

20.   Please revise to disclose more specific details of your viable plan of operations as required by FRC 607.02 to address the going concern issues, including your plans and expected time frame to complete the development of your products. In addition, quantify expected funding needs and indicate the expected sources of this funding. Additional disclosure should also be provided in Management's Discussion and Analysis.

Note 13 – Related Party Transactions, page F-22

21.   Please revise to disclose the specific accounting treatment for the transfer of all membership interests in Numismatic Capital Group in exchange for shares of your common stock held by certain former officers and directors. In addition, tell us why this transaction that results in the transfer of all the assets of Diamond One to certain former officers and directors is not reflected in the pro forma financial statements included on pages F-25 through F-28.

Note 13 – Forward Triangular Merger, page F-23

22.   Please revise to clarify what you mean by the reference to forward triangular merger. The specific accounting treatment for this merger and the basis for this treatment should be clearly disclosed. For example, if this represents a reverse acquisition please disclose the specific accounting treatment and how the financial statements are presented after the merger. Refer to the requirements of SFAS 141.

Unaudited Interim Financial Statements as of July 31, 2006

General

23.   Please address the above comments in the interim financial statements to the extent applicable.

24.   Please revise to include a statement of changes of stockholders' equity during the interim period. Clearly disclose the activity in stockholders' equity that reflects 65,474,999 in common shares outstanding at July 31, 2006. The significant stock issuances during the interim period should be disclosed in the footnotes. Also, clarify what happened to the 14,255,400 shares of Diamond One common stock that was outstanding at January 31, 2006 and indicate whether the impact of the reverse merger on equity was carried back to the earliest period.

25.   Provide disclosure of the discontinued operations that are included in the financial statements for the six months ended July 31, 2006. Refer to the requirements of SFAS 144.

Note 1 – Basis of Presentation, page F-33

26.   The reference in the third paragraph that the interim financial statements should be read in conjunction with the audited financial statements contained in the Form 10-KSB should be changed to reference the audited financial statements included in this filing.

Note 3 – Reorganization, page F-34

27.   Please tell us how you applied the provisions of SFAS 144 as it relates to your divestiture of Numismatic Capital Group, the former business of the registrant.

Note 5 – Stock Option Plan, page F-37

28.   Please tell us why the table of stock option activity begins at April 30, 2006 rather than at the beginning of the interim period.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc: David A. Hubb, Esq. (via fax)